October 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Tim Buchmiller

Re:	Shattuck Labs, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248918)

Request for Acceleration of Effective Date

Dear Mr. Campbell and Mr. Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Shattuck Labs, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Eastern Time, on October 8, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 5, 2020 through the date hereof approximately 709 copies of the Company’s Preliminary Prospectus dated October 5, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. COWEN AND COMPANY, LLC EVERCORE GROUP L.L.C. As representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bradley Wolff

Name:	Bradley Wolff
Title:	Managing Director
Head of West Coast Life Sciences

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis

Name:	Bill Follis
Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ John Honts

Name:	John Honts
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]